Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.
If you have sold or transferred all your Shares in PetroChina Company Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker, licensed securities dealer or other agent through whom the sale was effected for delivery to the purchaser.
Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

PETROCHINA COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 857)
SHARE ISSUE MANDATE
AND
BOND ISSUE MANDATE

IMPORTANT NOTICE: PLEASE NOTE THAT THE SOLE PURPOSE OF DISTRIBUTING THIS CIRCULAR IS TO PROVIDE THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED WITH INFORMATION REGARDING THE SHARE ISSUE MANDATE AND THE BOND ISSUE MANDATE, SO THAT THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED MAY MAKE AN INFORMED DECISION ON VOTING IN RESPECT OF THE RESOLUTIONS TO BE TABLED AT THE ANNUAL GENERAL MEETING.
A notice convening the annual general meeting to be held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC on 12 May 2009 at 9:00 a.m. is set out on pages 7 to 11 of this circular. A form of proxy for use in connection with the annual general meeting is enclosed herewith. Whether or not you are able to attend the AGM, please complete and return the proxy form accompanying this circular in accordance with the instructions printed thereon, as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the AGM. Completion and return of the proxy form will not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so wish.
27 March 2009

- i -

DEFINITIONS

     In this circular, unless the context requires otherwise, the following expressions have the following meanings:

“ADS(s)”	the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with the ADS representing 100 H Shares

“AGM”	the annual general meeting of the Company to be held on 12 May 2009 at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC, Beijing, the PRC at 9:00 a.m.

“AGM Notice”	the notice of the AGM as set out on pages 7 to 11 of this circular

“Articles of Association”	the articles of association of the Company

“A Share(s)”	the domestic shares issued by the Company to domestic investors and denominated in Renminbi

“Board”	the board of Directors of the Company

“Company”	(PetroChina Company Limited), a joint stock company limited by shares incorporated in the PRC on 5 November 1999 under the PRC Company Law, the H Shares of which are listed on the Stock Exchange with ADSs listed on the New York Stock Exchange and the A Shares are listed on the Shanghai Stock Exchange

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“H Share(s)”	the overseas-listed foreign share(s) in the Company’s share capital, with a nominal value of RMB1.00 each, which are listed on the Stock Exchange and subscribed for in Hong Kong dollars, and which include the H Share(s) and the underlying ADS(s)

DEFINITIONS

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	the People’s Republic of China excluding, for the purposes of this circular, Hong Kong, the Macau Special Administrative Region and Taiwan

“RMB”	Renminbi yuan, the lawful currency of the PRC

“Shareholder(s)”	holder(s) of Shares of the Company

“Share(s)”	shares of the Company, including the A Share(s) and the H Share(s)

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

LETTER FROM THE BOARD

PETROCHINA COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 857)

Board of Directors:	Legal Address:
Jiang Jiemin (Chairman)	World Tower
Zhou Jiping	16 Andelu
Wang Yilin	Dongcheng District
Zeng Yukang	Beijing 100011
Wang Fucheng	PRC
Li Xinhua
Liao Yongyuan
Wang Guoliang
Jiang Fan
Chee-Chen Tung*
Liu Hongru*
Franco Bernabè*
Li Yongwu*
Cui Junhui*

*	Independent non-executive Directors
27 March 2009
To the Shareholders
Dear Sirs,
SHARE ISSUE MANDATE
AND
BOND ISSUE MANDATE
INTRODUCTION
     The purpose of this circular is to provide you with information regarding the proposed Share Issue Mandate and the proposed Bond Issue Mandate in order to allow you to make an informed decision on voting in respect of the resolutions to be proposed at the AGM.

LETTER FROM THE BOARD

SHARE ISSUE MANDATE
     At the annual general meeting of the Company held on 15 May 2008, a general mandate was given to the Directors to issue shares. The general mandate will lapse at the conclusion of the AGM unless renewed. Accordingly, in order to ensure flexibility and to give discretion to the Directors in the event that it becomes desirable to issue any shares, a special resolution will be proposed at the AGM to renew the unconditional mandate to the Directors that during the period as permitted under the general mandate, to separately or concurrently issue, allot and deal with additional domestic shares and overseas listed foreign shares of the Company of not more than 20% of each of the existing domestic shares and overseas listed foreign shares of the Company in issue as at the date of the relevant resolution to be proposed and passed at the AGM (the “Share Issue Mandate”). The Directors have no present intention to issue any new Shares pursuant to the Share Issue Mandate and the Company did not obtain any other special mandate to issue new Shares in the past 12 months. The Company shall obtain the approval of the China Securities Regulatory Commission for any issue of new securities under the Share Issue Mandate.
     The Company is not required to convene a general meeting of the Shareholders or class meetings of the Shareholders in respect of any issue of overseas listed foreign shares under the Share Issue Mandate. However, notwithstanding the Directors have been given the Share Issue Mandate, the Company will be required to convene a general meeting of the Shareholders to seek Shareholders’ approval for the issuance of domestic shares if such approval is required pursuant to the relevant PRC laws and regulations.
BOND ISSUE MANDATE
     In order to satisfy operational and production needs, adjust debt structure, increase liquidity and reduce financing costs of the Company, and in order to ensure flexibility and to give discretion to the Directors in the event that it becomes desirable to issue any debt financing instruments, a special resolution will be proposed at the AGM to grant an unconditional mandate to the Directors that during the period as permitted under the general mandate, to separately or concurrently, issue one or several types of debt financing instrument.
     The Board proposes to the Shareholders to generally and unconditionally authorise the Board at the AGM, to make specific arrangements with respect to the issuance of debt financing instruments denominated in Renminbi or other foreign currency, including but not limited to short-term funding bonds, medium-term notes, corporate bonds, asset securitisation products and asset-backed securities, in the aggregate principal amount of not more than RMB100 billion (or if issued in foreign currency, equivalent to the exchange rate announced by the People’s Bank of China on the date of issue) with a maturity period of not more than 15 years (the “Bond Issue Mandate”). The proceeds of any issuance of the debt instruments under the Bond Issue Mandate are expected to be applied to satisfy the operational and production needs, adjust debt structure, increase liquidity of the Company and/or finance the capital expenditure on project investments.

LETTER FROM THE BOARD

ANNUAL GENERAL MEETING
     The AGM will be held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC on 12 May 2009 at 9:00 a.m. to approve, among other things, the Share Issue Mandate and the Bond Issue Mandate by way of special resolution. A form of proxy and the reply slip for use at the AGM are enclosed with this circular.
     The AGM Notice is set out on pages 7 to 11 of this circular.
     Whether or not you are able to attend the AGM, please complete the form of proxy and return the same in accordance with the instructions printed thereon. To be valid, for holders of A Shares, the form of proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the Secretariat of the Board of Directors of the Company at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) not less than 24 hours before the time appointed for the AGM. In order to be valid, for holders of H Shares, the above documents must be delivered to Hong Kong Registrars Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong within the same period.
     Holders of A Shares and H Shares whose names appear on the register of members of the Company after the close of business on 30 April 2009 are entitled to attend the AGM. The register of members of H Shares of the Company will be closed from 12 April 2009 to 12 May 2009 (both days inclusive), during which period no share transfer of H Shares will be registered.
     The Articles of Association provide that Shareholders who intend to attend the AGM shall lodge a written reply to the Company 20 days before the date of the AGM (the “Reply Date”). In case the written replies received by the Company from the Shareholders indicating their intention to attend the AGM represent less than one half of the total number of voting shares, the Company shall within five days from the Reply Date inform the Shareholders of the proposed matters for consideration at the AGM and the date and venue of the AGM by way of announcement. The AGM may be convened after the publication of such announcement.
     You are urged to complete and return the form of proxy and reply slip whether or not you intend to attend the AGM. Completion and return of the form of proxy will not preclude you from attending and voting at the AGM (or any subsequent meetings following the adjournments thereof) should you wish to do so.
VOTES TO BE TAKEN BY POLL
     In accordance with the Listing Rules, any votes of Shareholders at the AGM will be taken by poll.

LETTER FROM THE BOARD

RECOMMENDATIONS
     The Directors believe the Share Issue Mandate and the Bond Issue Mandate are in the interests of the Company as well as its Shareholders. Accordingly, the Directors recommend all Shareholders to vote in favour of the relevant resolutions set out in the AGM Notice.

Yours faithfully, By order of the Board PetroChina Company Limited Jiang Jiemin Chairman

NOTICE OF ANNUAL GENERAL MEETING

PETROCHINA COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 857)
NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2008
     NOTICE IS HEREBY GIVEN that an Annual General Meeting of PetroChina Company Limited (the “Company”) for the year 2008 will be held at 9:00 a.m. on 12 May 2009 at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC to consider, approve and authorise the following matters:
ORDINARY RESOLUTIONS
     To consider and, if thought fit, to pass the following as ordinary resolutions:
1.	To consider and approve the Report of the Board of Directors of the Company for the year 2008;

2.	To consider and approve the Report of the Supervisory Committee of the Company for the year 2008;

3.	To consider and approve the Audited Financial Statements of the Company for the year 2008;

4.	To consider and approve the declaration and payment of the final dividends for the year ended 31 December 2008 in the amount and in the manner recommended by the Board of Directors;

5.	To consider and approve the authorisation of the Board of Directors to determine the distribution of interim dividends for the year 2009;

6.	To consider and approve the continuation of appointment of PricewaterhouseCoopers, Certified Public Accountants, as the international auditors of the Company and PricewaterhouseCoopers Zhong Tian CPAs Company Limited, Certified Public Accountants, as the domestic auditors of the Company, for the year 2009 and to authorise the Board of Directors to fix their remuneration;

NOTICE OF ANNUAL GENERAL MEETING

SPECIAL RESOLUTIONS
7.	To consider and, if thought fit, to pass the following as special resolution:

“THAT:
(a)	The Board of Directors be and is hereby granted an unconditional general mandate to separately or concurrently issue, allot and deal with additional domestic shares and overseas listed foreign shares of the Company, provided that the number of the domestic shares and overseas listed foreign shares issued and allotted or agreed conditionally or unconditionally to be issued and allotted shall not exceed 20% of each of the existing domestic shares and overseas listed foreign shares of the Company in issue as at the date of this resolution.

(b)	The Board of Directors be and is hereby authorised to execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such shares.

(c)	For the purposes of this resolution, the relevant period of this mandate means the period from the passing of this resolution until the earliest of:
(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution;

(ii)	the expiration of the 12-month period following the passing of this resolution; or

(iii)	the date on which the authority set out in this resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting.
(d)	The Board of Directors be and is hereby authorised to make such amendments to the Articles of Association of the Company as it thinks fit so as to increase the registered share capital of the Company and reflect the new capital structure of the Company upon the allotment and issuance of shares of the Company as contemplated in this resolution.

(e)	In order to facilitate the issuance of shares in accordance with this resolution in a timely manner, the Board of Directors be and is hereby authorised to establish a special committee of the Board of Directors comprising Jiang Jiemin, Zhou Jiping and Wang Guoliang and to authorise such committee to exercise all such power granted to the Board of Directors to execute and do all such documents, deeds and things as it may consider necessary in connection with the issue of such shares contingent on the passing of sub-paragraphs (a) to (d) of this resolution and within the relevant period of this mandate.

NOTICE OF ANNUAL GENERAL MEETING

(f)	The Board of Directors and the special committee of the Board of Directors will only exercise its respective power under such mandate in accordance with the Company Law of the PRC, the Securities Law of the PRC, regulations or the listing rules of the stock exchange on which the Shares of the Company are listed (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained and the special committee of the Board of Directors will only exercise its power under such mandate in accordance with the power granted by the shareholders at the annual general meeting to the Board of Directors.”
8.	To consider and, if thought fit, to pass the following as special resolution:

“THAT:
(a)	The Board of Directors be and is hereby granted an unconditional general mandate to issue debt financing instruments in the aggregate principal amount of up to RMB100 billion (or if issued in foreign currency, equivalent to the exchange rate announced by the People’s Bank of China on the date of issue), upon such terms and conditions to be determined by the Board of Directors.

(b)	The Board of Directors be and is hereby authorised to: (i) determine and approve the category, specific terms, conditions and other matters in respect of the issue of such instruments, including but not limited to the issue size, actual amount, currency, issue prices, coupon rates or method of determining the coupon rates, timing of issuance, whether to issue in tranches and the number of tranches, whether any terms for repurchase and redemption will be in place, rating arrangements, guarantee, schedule of repayment of the principal and the interests, use of proceeds as approved by the shareholders’ meeting, specific placing arrangements and underwriting arrangements; and (ii) to make corresponding changes to the plan of such issuance based on opinions of the regulatory authorities when there is any change on the policies which affects the issue of such instruments or when there are changes on the market conditions, save for issues which are subject to further approval at shareholders’ meeting as required by the relevant laws, regulations and Articles of Association.

(c)	The Board of Directors be and is hereby authorised to execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such instruments.

(d)	The Board of Directors be and is hereby authorised: (i) to determine whether such instruments shall be listed, and (ii) where the Board of Directors determines so, to execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the listing of such instruments.

NOTICE OF ANNUAL GENERAL MEETING

(e)	Where the Board of Directors has already taken actions and steps with respect to the issue of such instruments, such actions and steps be and are hereby approved, confirmed and ratified.

(f)	In the event the Company had issued such instrument and would expect to fail to pay the principal or coupon interests of such instrument on schedule, or fail to pay the principal and coupon interests on the due date during the subsistence of such instrument, the Board of Directors shall be authorised to determine not to distribute dividends to the shareholders of the Company, in accordance with relevant protection measures for repayment of debts as required under the relevant laws and regulations.

(g)	For the purposes of this resolution, the relevant period of this mandate means the period from the passing of this resolution until the conclusion of the next annual general meeting of the Company following the passing of this resolution.

(h)	In order to facilitate the issuance of debt financing instruments in accordance with this resolution in a timely manner, the Board of Directors be and is hereby authorised to further authorise the Chief Financial Officer of the Company to exercise all such power granted to the Board of Directors to execute and do all such documents, deeds and things as he may consider necessary in connection with the issue and listing (where applicable) of such debt financing instruments, by reference to the specific needs of the Company and other market conditions, contingent on the passing of sub-paragraphs (a) to (g) of this resolution and within the relevant period of this mandate.”
9.	To consider and approve other matters, if any.

By Order of the Board
PetroChina Company Limited
Li Huaiqi
Secretary to the Board
27 March 2009

NOTICE OF ANNUAL GENERAL MEETING

Notes:
1.	Important: You should first review the annual report of the Company for the year 2008 before appointing a proxy. The annual report for the year 2008 will include the Report of the Directors for the year 2008, the Report of the Supervisory Committee for the year 2008 and the Audited Financial Statements for the year 2008 for review by the shareholders of the Company (the “Shareholders”). The annual report for the year 2008 is expected to be despatched to Shareholders on or before 30 April 2009 to the addresses as shown in the register of members of the Company.

2.	The register of members of H Shares of the Company will be closed from 12 April 2009 to 12 May 2009 (both days inclusive), during which time no share transfers of H Shares will be effected. Holders of the Company’s A Shares and H Shares whose names appear on the register of members of the Company after the close of business on 30 April 2009 are entitled to attend and vote in respect of all resolutions to be proposed at the annual general meeting.

The address of the share registrar of the Company’s H Shares is:

Hong Kong Registrars Limited Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

3.	Each Shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at this annual general meeting. A proxy need not be a Shareholder.

4.	A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

5.	The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign or other document of authorisation must be notarised. To be valid, for holders of A Shares, the notarised power of attorney or other document of authorisation, and the form of proxy must be delivered to the Secretariat of the Board of Directors of the Company (Address: Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007)) not less than 24 hours before the time appointed for the holding of the annual general meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited (Address: Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) within the same period.

6.	Shareholders who intend to attend this annual general meeting in person or by proxy should return the reply slip accompanying each notice of annual general meeting to the Secretariat of the Board of Directors on or before 21 April 2009 by hand, by post or by fax.

7.	This annual general meeting is expected to last for half a day. Shareholders (in person or by proxy) attending this annual general meeting are responsible for their own transportation and accommodation expenses.

8.	The address of the Secretariat of the Board of Directors is as follows:

Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC Postal code: 100007 Contact person: Li Huaiqi Tel: 86(10) 5998 6223 Fax: 86(10) 6209 9557

9.	As at the date of this notice, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chariman) and Mr Liao Yongyuan as executive Directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabè , Mr Li Yongwu and Mr Cui Junhui as independent non-executive Directors.

PETROCHINA COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 857)
FORM OF PROXY FOR THE ANNUAL GENERAL MEETING
TO BE HELD ON TUESDAY, 12 MAY 20091

Number of shares to which this Proxy relates[2]
Type of shares (A Shares or H Shares) to which this Proxy relates[2]

I/We3                                                                                                        of                                                                                         (address as shown in the register of members) being shareholder(s) of PETROCHINA COMPANY LIMITED (the “Company”) hereby appoint the Chairman of the Meeting or4                                                                                              of                                                                                      as my/our proxy to attend, act and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC on 12 May 2009 at 9:00 a.m. and at any adjournment thereof as hereunder indicated in respect of the resolutions set out in the Notice of Annual General Meeting, and, if no such indication is given, as my/our proxy thinks fit.

RESOLUTIONS		FOR[5]	AGAINST[5]	ABSTAIN[5]
1	To consider and approve the Report of the Board of Directors of the Company for the year 2008.
2	To consider and approve the Report of the Supervisory Committee of the Company for the year 2008.
3	To consider and approve the Audited Financial Statements of the Company for the year 2008.
4	To consider and approve the declaration and payment of the final dividends for the year ended 31 December 2008 in the amount and in the manner recommended by the Board of Directors.
5	To consider and approve the authorisation of the Board of Directors to determine the distribution of interim dividends for the year 2009.
6	To consider and approve the continuation of appointment of PricewaterhouseCoopers, Certified Public Accountants, as the international auditors of the Company and PricewaterhouseCoopers Zhong Tian CPAs Company Limited, Certified Public Accountants, as the domestic auditors of the Company, for the year 2009 and to authorise the Board of Directors to fix their remuneration.
7	To consider and approve, by way of special resolution, to grant a general mandate to the Board of Directors to separately or concurrently issue, allot and deal with additional domestic shares and overseas listed foreign shares in the Company not exceeding 20% of each of its existing domestic shares and overseas listed foreign shares of the Company in issue.
8	To consider and approve, by way of special resolution, to grant a general mandate to issue debt financing instruments in the aggregate principal amount of up to RMB100 billion, upon such terms and conditions to be determined by the Board of Directors.
9	To consider and approve other matters, if any.

Date 2009	Signature(s)[6]

Notes:

1.	Important: You should first review the annual report of the Company for the year 2008, which is expected to be despatched to shareholders on or before 30 April 2009, before appointing the proxy. The annual report for the year 2008 will include the Report of the Directors for the year 2008, the Report of the Supervisory Committee for the year 2008 and the Audited Financial Statements of the Company for the year 2008 for review by the shareholders.

2.	Please insert the number of shares registered in your name(s) to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s). Please also insert the type of Shares (A Shares or H Shares) to which this form of proxy relates.

3.	Please insert the full name(s) (in Chinese or in English) and address(es) (as shown in the register of members) in block letters.

4.	If any proxy other than the Chairman of the Meeting is preferred, delete the words “the Chairman of the Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON WHO SIGNS IT.

5.	IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “AGAINST”. If you wish to abstain from voting on any resolution, tick in the box marked: “ABSTAIN”. Any abstain vote or waiver to vote shall be disregarded as voting rights for the purpose of calculating the result of that resolution. If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his discretion. Unless you have indicated otherwise in this form of proxy, your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice convening the Meeting.

6.	This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a legal person, must either be executed under seal or under the hand of a director or an attorney duly authorised to sign the same. If this form of proxy is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarised.

7.	Where there are joint holders of any shares, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, either personally or by proxy, then one of the said persons so present whose name stands first in the register of members in respect of such shares shall alone be entitled to vote in respect thereof.

8.	To be valid, for holders of A Shares, this form of proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the Secretariat of the Board of Directors of the Company at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) not less than 24 hours before the time appointed for the Meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited, Rooms 1806-7, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong within the same period.

PETROCHINA COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 857)
REPLY SLIP
To: PetroChina Company Limited (the “Company”)
I/We1                                                                                         (English name):                                                                                         of
                                                                                                                                                                                                                 (address as shown in the register of members) (telephone number(s)2:                                                              ) being the registered holder(s) of3                                                                                  A Shares/H4 share(s) of RMB1.00 each in the capital of the Company, hereby inform the Company that I/we intend to attend (in person or by proxy) the Annual General Meeting of the Company to be held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC on 12 May 2009 at 9:00 a.m..
Date:                                                              2009
Signature(s):

Notes:

(1)	Please insert full name(s) (in Chinese or in English) and address(es) (as shown in the register of members) in block letters.

(2)	Please insert telephone number(s) at which you can be contacted for confirmation purpose.

(3)	Please insert the number of shares registered under your name(s).

(4)	Please delete as appropriate.

(5)	The completed and signed reply slip should be delivered to the Secretariat of the Board of Directors of the Company at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) on or before 21 April 2009 personally, by mail or by fax (fax number: (86)10 6209 9557).